UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended June 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____ TO ____

Commission file number 0-11559

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

KEY TRONIC CORPORATION
4424 North Sullivan Road
Spokane Valley, WA 99216

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Pages
Reports of Independent Registered Public Accounting Firms	3-4

Audited Financial Statements
Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7-11

Supplemental Schedules
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)	12
Schedule H, Line 4a, Schedule of Delinquent Contributions	13

Exhibit Index
Consents of Independent Registered Public Accounting Firms	14

Signature	15

Note:    Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Key Tronic 401(k) Retirement Savings Plan
Spokane Valley, WA

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Key Tronic 401(k) Retirement Savings Plan (the “Plan”) as of June 30, 2025, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2025, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying ERISA-required Supplemental Schedule H, line 4i- Schedule of Assets (Held at Year End) as of June 30, 2025 and the ERISA-required Supplemental Schedule H, line 4a- Schedule of Delinquent Participant Contributions for the year ended June 30, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2025.

Denver, CO

December 18, 2025

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants of
Key Tronic 401(k) Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Key Tronic 401(k) Retirement Savings Plan (the “Plan”) as of June 30, 2024, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2024, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Baker Tilly US, LLP

Spokane, Washington
December 19, 2024

We served as the Plan’s auditor from 2022 to 2025.

Key Tronic 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits
June 30, 2025 and June 30, 2024

June 30,	2025	2024
Assets:
Investments at fair value	$49,709,961	$48,289,600
Participant directed brokerage accounts at fair value	880,984	723,271
Total investments at fair value	50,590,945	49,012,871

Receivables:
Employer contribution receivable	41,518	37,841
Notes receivable from participants	593,411	616,984
Total receivables	634,929	654,825

Net assets available for benefits	$51,225,874	$49,667,696

See accompanying notes to financial statements.

Key Tronic 401(k) Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the years ended June 30, 2025 and June 30, 2024

Years ended June 30,	2025	2024

Changes in net assets available for benefits attributed to:

Investment income:

Net appreciation in fair value of investments	$3,608,279	$4,648,593
Dividend and interest income	1,620,797	1,198,131
Total net investment income	5,229,076	5,846,724

Interest income from notes receivable from participants	49,667	31,205

Contributions:
Employer	1,365,458	1,384,403
Participant	3,002,889	2,962,121
Rollovers	793,051	347,147
Total contributions	5,161,398	4,693,671

Deductions:
Benefits paid to participants	8,798,784	6,793,128
Administrative expenses	81,146	40,911
Other expenses	2,033	2,420
Total deductions	8,881,963	6,836,459

Net increase in net assets available for benefits	1,558,178	3,735,141

Asset transfers in from other plans (Note 1)	—	9,790,156

Net assets available for benefits:
Beginning of year	49,667,696	36,142,399

End of year	$51,225,874	$49,667,696

See accompanying notes to financial statements.

Key Tronic 401(k) Retirement Savings Plan

Notes to Financial Statements
June 30, 2025 and June 30, 2024

Note 1. Plan Description
The following summary description of the Key Tronic 401(k) Retirement Savings Plan (the Plan) provides general information only. Participants should refer to the Plan document for more complete information.
General: The Plan is a defined contribution plan established by Key Tronic Corporation (the Company or the Employer) effective July 1, 1977, and was most recently amended and restated effective July 1, 2023. The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all subsequent statutory revisions thereto, was created for the benefit of all eligible employees of the Company and subsidiaries. Effective July 1, 2003, the Plan became a Safe Harbor 401(k) Plan. A Safe Harbor 401(k) Plan complies with Code Section 401(k)(12) which permits the Plan to automatically meet the nondiscrimination requirements of the Code, therefore eliminating certain annual nondiscrimination testing of salary deferral and matching contributions.
On July 1, 2023 the Ayrshire 401(k) Plan merged into the Plan. Total assets transferred in were $9.8 million. The amounts transferred are included in 2024 balances in the Statement of Net Assets Available for Benefit and the Statement of Changes in Net Assets Available for Benefits.
Eligibility: Employees that are U.S. residents are eligible to participate in the Plan when they have attained age 21, and may enter the Plan on the first day of the month coinciding with or following the date the employee satisfies the eligibility requirements. Leased employees, nonresident aliens and certain employees covered by a collective bargaining agreement are ineligible for Plan participation.
Contributions: Eligible participants may make voluntary pre-tax and after-tax contributions of their base compensation of up to 75% of compensation each pay period, subject to certain statutory limits. Participant contributions made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (IRC) are excluded from the participant’s current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant makes a withdrawal from the Plan.
Participants may also choose to make contributions on an after-tax basis through a Roth 401(k) option. Contributions and earnings for the Roth 401(k) option are not subject to taxation at the time of distribution, as long as the distribution is a “qualified distribution” made no earlier than five years after the first Roth 401(k) contribution to the Plan. A qualified distribution is a distribution after separation of service and due to death, disability or after age 59½. The participant’s contribution rate may be adjusted at the discretion of the Plan Administrator if a reduced rate is necessary to maintain Section 401(k) benefits.
Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans provided that certain conditions are met. A participating employee’s annual contribution was limited to $23,500 for 2025 and $23,000 for 2024, with annual catch-up contribution limited to $7,500 for participating employees 50 or older. For participating employees aged 60-63, the catch-up contribution limit is $11,250 for 2025.
The Company’s matching contribution is equal to 100% up to 3% of a participant’s contributed compensation and 50% up to the next 2% of a participant’s contributed compensation, for a total of 4% if a participant contributes at least 5%. The Company made matching contributions of $1,365,458 and $1,384,403 for the years ended June 30, 2025 and 2024, respectively.
Participant Accounts: Individual accounts are maintained for each participant. Participants may designate that their contributions and account balances be invested in any combination of several available investment alternatives.

Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, and Plan earnings of their individual account. Plan earnings are directly credited to participant accounts.
Notes Receivable from Participants: Participants may borrow from a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have only one loan outstanding at a time. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates at the loan origination date (which approximate prime plus 1%), as determined by the Plan Administrator. Interest rates on loans outstanding at June 30, 2025 maintain a rate of 4.25% - 9.50%. Principal and interest are paid ratably through payroll deductions. At June 30, 2025, loans outstanding mature at various dates through 2030.
Vesting: All participants are immediately 100% vested in both employee and Employer contributions.
Distribution of Benefits: Participants are eligible to receive benefits upon termination of employment, attaining the age of 59½, or as hardship withdrawals subject to certain requirements. The account balance of a participant who dies, while a participant of the Plan, will be paid to the participant’s designated beneficiary. Benefits are paid under various options as defined in the Plan document. An involuntary distribution of a terminated participant's account balance occurs when their balance is $7,000 or less.
Administrative Expenses: Typically, the majority of fees and expenses incurred for administration of the Plan are paid by the Participant. Participants are charged a fee for certain services such as loan processing and redemption fees on the sale of certain funds prior to a holding period being met.
Administration of the Plan: The Plan is administered by the Compensation and Administrative Committee of the Employer’s Board of Directors and an administrative committee consisting of management personnel. Fidelity Management Trust Company is the recordkeeper and trustee of the Plan.
Note 2. Summary of Basis of Accounting
Accounting Policies: The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition: The Plan's investments are reported at fair value. The fair value of a financial instrument in the amount that would be received when selling an asset or paying to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Refer to Note 3 for further discussion and disclosure of fair value measurements.
The Plan presents in the statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the net unrealized appreciation or depreciation of those investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
The benefit interest of common collective trust funds for each participant is represented by units. Issues and redemptions are recorded based on the next determined net asset value (“NAV”) per unit. NAV per unit is determined each business day. At June 30, 2025, the Plan had no unfunded commitments related to the common collective trust funds. The redemption of common collective trust fund units are subject to the preference of individual Plan participants and there are no restrictions at the participant level on the timing of redemption. However, participant redemptions may be subject to certain redemption fees.
Notes Receivable from Participants: Notes receivable from participants are valued at their unpaid principal balance plus accrued interest.
Payment of Benefits: Benefits are recorded when paid.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could materially differ from those estimates.
Risks and Uncertainties: The Plan provides for various investment options in any combination of mutual funds, a money market fund, a common collective trust fund, Company common stock and participant-directed brokerage accounts. Investment securities of these types are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
The fair value of the Plan’s investment in Key Tronic Corporation common stock amounted to $826,025 and $1,108,385 as of June 30, 2025 and June 30, 2024, respectively.
The Plan’s investment options include funds that invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.
Note 3. Fair Value Measurements
Accounting Standards Codification Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer the liability (an exit price) in an orderly transaction between market participants. It also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy within ASC 820 distinguishes between three levels of inputs that may be utilized when measuring fair value, consisting of level 1 inputs (using quoted prices in active markets for identical assets or liabilities), level 2 inputs (using inputs other than level 1 prices, such as quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability) and level 3 inputs (unobservable inputs supported by little or no market activity based on the Plan's own assumptions used to measure assets and liabilities). A financial asset’s or liability’s classification within this hierarchy is determined based on the lowest level input that is significant to the fair value measurement.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The Plan has not made any changes in its valuation techniques used at June 30, 2025 and June 30, 2024.
The following table summarizes the Plan's assets measured at fair value on a recurring basis as of June 30, 2025:

	June 30, 2025
				Total Fair
	Level 1	Level 2	Level 3	Value
Investments:

Mutual funds	$45,035,578	$—	$—	$45,035,578
Key Tronic Corporation common stock	826,025	—	—	826,025
Participant directed brokerage accounts	880,984	—	—	880,984
Total assets in the fair value hierarchy	$46,742,587	$—	$—	$46,742,587
Investments measured at net asset value (a)				$3,848,358
Investments at fair value				$50,590,945

The following table summarizes the Plan's assets measured at fair value on a recurring basis as of June 30, 2024:

	June 30, 2024
				Total Fair
	Level 1	Level 2	Level 3	Value
Investments:

Mutual funds	$41,660,243	$—	$—	$41,660,243
Key Tronic Corporation common stock	1,108,385	—	—	1,108,385
Participant directed brokerage accounts	723,271	—	—	723,271
Total assets in the fair value hierarchy	$43,491,899	$—	$—	$43,491,899
Investments measured at net asset value (a)				$5,520,972
Investments at fair value				$49,012,871
(a) In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Mutual Funds: These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrators of the funds. The NAV is based on the value of the underlying assets owned by the funds, minus the liabilities, and then divided by the number of shares outstanding. The NAV is a daily quoted price utilized for purchase and redemptions. These investments are classified within Level 1 of the fair value hierarchy.
Key Tronic Corporation Common Stock: The Plan’s valuation methodology used to measure the fair values of the common stock is derived from quoted market prices and are classified as Level 1 investments. Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.
Common Collective Trust Fund: This type of investment is a tax-exempt, pooled investment vehicle maintained by a bank or trust company exclusively for qualified plans, including 401(k)s, as well as for certain types of government plans. This fund is valued using the Net Asset Value per share (NAV), as a practical expedient. The investment has a daily redemption frequency and is subject to a 12 month redemption notice period.
Participant Directed Brokerage Accounts: These accounts are comprised of common stock, mutual funds, and cash and cash equivalents. Common stock is valued at the published market price on an active market. The mutual funds are valued at the NAV that is quoted on an active market and determined based on the fair value of the underlying assets at the end of each day.
Note 4. Related Parties and Party-in-Interest
Certain Plan investments are managed by Fidelity Management Trust Company. Fidelity Management Trust Company holds and invests the Plan’s assets and therefore, these transactions qualify as party-in-interest transactions. In addition, the investments in the Company’s common stock and notes receivable from participants are also considered party-in-interest transactions.
A portion of the Plan’s assets are invested in shares of Company common stock. As of June 30, 2025 and June 30, 2024, the Plan held 288,423 shares and 266,905 of Key Tronic Common Stock, respectively. For the year ended June 30, 2025, the Plan purchased 55,992 shares of Key Tronic Common Stock at a cost of $190,936, and the Plan sold 34,474 shares of Key Tronic Common Stock with losses of $(5,557). For the year ended June 30, 2024, the Plan purchased 27,869 shares of Key Tronic Common Stock at a cost of $126,147, and the Plan sold 42,894 shares of Key Tronic Common Stock with losses of $(66,632).

Note 5. Termination of the Plan

Although it has not expressed any intent to do so, the Employer has the right to discontinue contributions and terminate the Plan by action of the Board of Directors, subject to the provisions of ERISA. Upon termination, all assets remaining in the Plan will be distributed to the participants in accordance with participant account values as of the date of termination.
Note 6. Tax Status
The Plan is a Basic Savings Plan established under Fidelity Investments Pre-Approved Defined Contribution 401(k) Profit Sharing Plan. The Plan was designed in accordance with the applicable requirements of the Internal Revenue Code (IRC). Fidelity Management and Research Company received an Advisory Letter for the Internal Revenue Service, dated June 30, 2020, indicating the Plan is exempt. The Plan has been amended since the date of the latest determination letter, in which the IRS stated that the Pre-approved plan, as then designed, was in compliance with the applicable requirements of the IRC. We believe that the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the IRC. Accordingly, the accompanying financial statements do not reflect a provision for income taxes for the Plan.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of June 30, 2025 and June 30, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7. Delinquent Participant Contributions
During the Plan year ended June 30, 2022, participant contributions totaling $569 were not remitted to the Plan within the period prescribed by DOL regulations. These transactions constitute non-exempt party-in-interest transactions or prohibited transactions as defined by ERISA. The Employer remitted the late contributions including the related lost earnings to the Plan during the Plan year ended June 30, 2025.
During the Plan year ended June 30, 2023, participant contributions totaling $8,139 were not remitted to the Plan within the period prescribed by DOL regulations. These transactions constitute non-exempt party-in-interest transactions or prohibited transactions as defined by ERISA. The Employer remitted the late contributions including the related lost earnings to the Plan subsequent to the Plan year ended June 30, 2025.
Note 8. Subsequent Events
The Plan has evaluated subsequent events through the date these financial statements were available to be issued on December 18, 2025, and determined that there are no subsequent events that require recognition or disclosure in these financial statements.

Key Tronic 401(k) Retirement Savings Plan

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
June 30, 2025

EIN: 91-0849125
Plan Number: 001 Form 5500

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Fair Value
Common/collective trust funds:
	Galliard Capital Management	Stable Return Fund PN	**	3,848,358
				3,848,358
Mutual Funds:
*	Fidelity	500 Index Fund	**	6,173,502
	T. Rowe Price	Blue Chip Growth Fund	**	5,185,220
	Vanguard	Target Retirement 2035 Fund	**	4,492,574
	Vanguard	Target Retirement 2030 Fund	**	3,914,741
	DFA	U.S. Large Cap Value Institutional Class	**	3,904,720
	Vanguard	Target Retirement 2040 Fund	**	2,922,614
	Vanguard	Target Retirement 2025 Fund	**	2,025,654
	Vanguard	Target Retirement 2050 Fund	**	2,018,877
	Vanguard	Target Retirement 2045 Fund	**	1,658,367
*	Fidelity	Total Bond Fund	**	1,618,818
	Vanguard	Target Retirement 2020 Fund	**	1,371,226
	Vanguard	Target Retirement 2060 Fund	**	1,182,699
*	Fidelity	Small Cap Growth Fund	**	1,101,110
	DFA	U.S. Small Cap Value Institutional Class	**	947,820
	MFS	International Diversification R4	**	923,182
	Vanguard	Vanguard Target Retirement 2055 Fund	**	911,051
	American Funds	EuroPacific Growth Fund® Class R-6	**	783,430
*	Fidelity	Mid Cap Index Fund	**	756,813
	Vanguard	Vanguard Target Retirement Income Fund	**	682,361
*	Fidelity	Government Money Market K6	**	604,954
	Victory Sycamore	Established Value Fund Class I	**	527,053
	DFA	Emerging Markets Core Equity Inst. Class	**	391,697
	Janus Henderson	Enterprise Fund Class I	**	274,000
	Vanguard	Target Retirement 2065 Fund	**	266,076
*	Fidelity	Small Cap Index Fund	**	247,203
	PIMCO	Real Return Fund Institutional Class	**	112,828
	Cohen & Steers	Realty Shares Fund Class Z	**	31,555
	Vanguard	Target Retirement 2070 Fund	**	5,433
	Total Mutual Funds			45,035,578

Common Equity Securities:
*	Key Tronic Corporation	Common Stock	**	826,025

*	Participant Directed Brokerage Accounts	Various	**	880,984

*	Participant Loans	Loans to participants with interest rates of 4.25% - 9.50%, due through 2030	$—	593,411
	Total Assets			51,184,356

*    Party-in-interest as defined by ERISA
**    Cost of participant-directed investments is not required to be disclosed under ERISA

Key Tronic 401(k) Retirement Savings Plan

Schedule H, Line 4a, Schedule of Delinquent Participant Contributions
Year ended June 30, 2025

EIN: 91-0849125
Plan Number: 001
Form 5500

Participant Contributions Transferred Late to the Plan	Check Here if Late Participant Loan Repayments are Included	Total that Constitutes Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
		Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program ("VFCP")	Contributions Corrected Under VFCP
$569		$—	$—	$569	$—
$8,139		$8,139	$—	$—	$—

Exhibit Index

Consent of Independent Registered Public Accounting Firm - BDO USA, P.C., submitted herewith
Consent of Independent Registered Public Accounting Firm - Baker Tilly US, LLP., submitted herewith

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation and Administrative Committee, responsible for administration of the Key Tronic 401(k) Retirement Savings Plan has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Spokane Valley, State of Washington, on December 18, 2025.

    KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

By: /s/ Anthony G. Voorhees
Name: Anthony G. Voorhees
Title: Member of Plan Compensation and Administrative Committee